SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

PE

For August 20, 2002

02052834

i-CABLE Communications Limited

(Translation of registrant's name into English)

Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T., Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

i-CABLE Communications Limited Interim Results Announcement for the half-year period ended June 30, 2002

See Exhibits 1 and 2, which are filed together with this Report of Foreign Private Issuer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: ______________________
Samuel S.F. Wong
Chief Financial Officer

Date: August 20, 2002

The following exhibits are filed as part of this report on Form 6-K:

Description	Exhibit No.
i-CABLE Communications Limited Interim Results Announcement for the half-year period ended June 30, 2002.	1
i-CABLE Communications Limited Press Release relating to the interim results announcement for the half-year period ended June 30, 2002.	2
Chief Executive Officer certification, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code	99-1
Chief Financial Officer certification, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code	99-2

Exhibit 1

i-CABLE Communications Limited Interim Results Announcement for the half-year period ended June 30, 2002

i-CABLE COMMUNICATIONS LIMITED

Interim Results Announcement
For the half-year period ended June 30, 2002

RESILIENT PERFORMANCE IN WEAK ECONOMY

Highlights

- Turnover increased by 20% to HK$1,123 million (2001: HK$934 million)
- EBITDA increased by 29% to HK$368 million (2001: HK$284 million)
- Operating profit increased by 67% to HK$126 million (2001: HK$75 million)
- Net profit increased by 34% to HK$103 million (2001: HK$77 million)
- Earnings per share increased by 34% to 5.1 cents (2001: 3.8 cents)
- An interim dividend per share of 1.5 cents will be paid (2001: Nil)
- Cash generated from operations increased by 74% to HK$534 million (2001: HK$307 million) to enable surplus funds to reach HK$1.6 billion

Pay TV – World Cup & anti-piracy measures spurred recovery

- Subscribers grew by 12% year over year to 600,000 (2001: 537,000)
- Turnover increased by 9% to HK$877 million (2001: HK$802 million)
- ARPU increased by 2% to HK$244 (2001: HK$239)
- Monthly churn rate improved to 1.5% from 1.8% as anti-piracy measures take effect

- EBITDA decreased by 9% to HK$297 million (2001: HK$327 million)

- Operating profit exceeded budget but decreased by 17% to HK$154 million (2001: HK$185 million)

- Both turnover and operating expenses distorted by World Cup

Internet & Multimedia – Market expansion moderated by competition

- Broadband subscribers almost doubled year over year to 192,000 (2001: 100,000)

- Turnover increased by 86% to HK$246 million (2001: HK$132 million)

- ARPU declined by 5% to HK$213 (2001: HK$225)

- EBITDA grew more than eightfold to HK$127 million (2001: HK$13 million); EBITDA margin rose to 52% (2001: 10%)

- Operating profit of HK$31 million reported (2001: HK$51 million loss)

GROUP RESULTS

The unaudited Group profit attributable to Shareholders for the six months ended June 30, 2002 amounted to HK$103 million, as compared to HK$77 million for the corresponding period in 2001. Basic and diluted earnings per share were 5.1 cents and 5.0 cents respectively, as compared with 3.8 cents for both figures last year.

INTERIM DIVIDEND

The Board has declared an interim dividend in respect of the half-year period ended June 30, 2002 of 1.5 cents (2001: Nil) per share, payable on Wednesday, October 23, 2002 to Shareholders on record as at October 11, 2002.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
Six months ended June 30, 2002

		2002	2001
		HK$'000	HK$'000
Turnover	(1)	**1,122,980**	934,437
Programming costs		**(404,349)**	(296,035
Network and other operating expenses		**(175,406)**	(181,306
Selling, general and administrative expenses		**(175,616)**	(173,142
Depreciation		**(242,010)**	(208,537
		(997,381)	(859,020
Operating profit	(1) & (2)	**125,599**	75,417
Interest income		**14,447**	37,485
Non-operating expense		**(1,477)**	(355
Finance expense		**(36,001)**	(36,007
Profit before taxation		**102,568**	76,540
Taxation	(3)	**-**	-
Profit attributable to shareholders		**102,568**	76,540
Earnings per share			
Basic	(4)	**5.1 cents**	3.8 cents
Diluted	(4)	**5.0 cents**	3.8 cents

NOTES TO THE ACCOUNTS

(1) An analysis of the Group's turnover and operating profit by operating activities for the six months ended June 30, 2002 is set out below:

	Segment Revenue		Segment Results	
Business segment	**2002 HK$'000**	2001 HK$'000	**2002 HK$'000**	2001 HK$'000
Pay television	**877,421**	802,131	**153,667**	184,651
Internet and multimedia	**245,559**	132,306	**30,607**	(50,747)
	1,122,980	934,437	**184,274**	133,904
Unallocated corporate expenses			**(58,675)**	(58,487)
Operating profit			**125,599**	75,417

The segment figures include all segment revenue, expenses and results directly attributable to a segment or as could be allocated on a reasonable basis.

No geographical segment information is shown as during the periods reported, less than 10% of the Group's turnover and operating profit were derived from activities conducted outside Hong Kong.

(2) Profit before taxation was arrived at after charging:

	2002 HK$'000	2001 HK$'000
Depreciation	**242,010**	208,5
Amortisation of programming library*	**100,298**	57,0
Interest on borrowings	**36,001**	36,0

* included in Programming costs

(3) The provision for Hong Kong Profits Tax was calculated separately on the taxable profit of each entity within the Group at the rate of 16% (2001:16%). The taxation charge for the six months ended June 30 represents:

	2002	2001
	HK$'000	HK$'000
Provision for Hong Kong Profits Tax for the period	**5,442**	4,4
Deferred tax credit	**(5,442)**	(4,4
	-	-

(4) The calculation of basic earnings per share was based on the net profit of HK$103 million (2001: HK$77 million) and the weighted average number of ordinary shares in issue during the period of 2,014,000,000 (2001: 2,014,000,000).

The calculation of diluted earnings per share was based on the weighted average number of ordinary shares of 2,031,401,900 (2001: 2,021,739,900) after adjusting for the effects of all dilutive potential ordinary shares. The potential issue of ordinary shares in connection with the Company's convertible bonds would not give rise to a decrease in earnings per share and therefore had no dilutive effect on the calculation of diluted earnings per share.

(5) The unaudited interim accounts for the six months ended June 30, 2002 have been reviewed by the audit committee of the Company.

COMMENTARY ON INTERIM RESULTS

A. Review of 2002 Interim Results

Turnover for the first six months in 2002 increased by HK$189 million or 20% to HK$1,123 million year-on-year. Internet & Multimedia revenue increased by HK$113 million or 86% to HK$246 million. Pay TV revenue increased by HK$75 million or 9% to HK$877 million. The Internet & Multimedia segment's share of total turnover rose to 22% this year from 14% in 2001.

Total operating expenses including depreciation increased by 16% year-on-year to HK$997 million in 2002 primarily due to increases in programming costs and depreciation. Programming costs increased by HK$108 million or 37% to HK$404 million due primarily to programming costs related to the carriage of the 2002 FIFA World Cup. Network and other operating expenses decreased by 3% to HK$175 million, as international bandwidth costs further declined. Selling, general and administrative expenses increased slightly by 1% to HK$176 million, as increases in marketing and sales expenses were partly offset by savings in general and administrative costs.

Earnings before interest, tax, depreciation and amortisation or EBITDA rose by 29% to HK$368 million. EBITDA margin increased to 33% in 2002 from 30% in the same period in 2001.

Depreciation increased by 16% to HK$242 million, largely due to the rollout of digital settop boxes, the launch of the Digital News Centre, and addition of cable modems and related network equipment. Operating profit increased by 67% year-on-year to HK$126 million. The Group's profitability was negatively affected by the low interest rate environment as interest income fell sharply by 61% to HK$14 million owing to a significant drop in interest yields while finance expense on the fixed rate convertible bonds remained flat at HK$36 million for the period.

Net profit attributable to shareholders grew by 34% to HK$103 million in the first half of 2002. Basic earnings per share were 5.1 cents as compared to 3.8 cents in 2001.

B. Segmental Information

Pay Television

Turnover increased by 9% year-on-year to HK$877 million with World Cup-related revenues more than compensating for the softness in non-World Cup commercial airtime sales. Pay TV subscribers rose to 600,000 at the end of the first half of 2002. A net gain of around 40,000 was achieved in the first half of 2002 mainly due to the positive impact from the carriage of World Cup and anti-piracy initiatives. Churn rate declined eased back to 1.5% per month, which was in line with our historical average, as compared to 1.8% per month recorded during the same period last year. The decline in ARPU experienced in 2001 has been arrested as it increased by 2% to HK$244. On the other hand, operating expenses increased by 22% or HK$106 million to HK$581 million, primarily due to programming costs related to the World Cup. As a result, EBITDA decreased by 9% to HK$297 million and segment operating profit fell 17% to HK$154 million. While all costs relating to the World Cup has been expensed in the first half of this year, additional upside in subscription revenue is expected to accrue in subsequent periods.

Internet & Multimedia

Internet & Multimedia turnover increased by 86% to HK$246 million as broadband subscribers almost doubled year-on-year to 192,000 and increased by 32,000 in the last six months. Network rollout is now substantially completed as the number of Broadband ready homes has increased to over 1.78 million by the end of the period. ARPU for the Broadband access service fell 5% to HK$213 from HK$225 a year ago due to keener competition. Operating expenses have remained flat at HK$119 million notwithstanding the rapid subscriber growth. On the back of subscriber growth and high operating leverage, EBITDA grew to HK$127 million from HK$13 million year-on-year as EBITDA margin expanded to 52% from 10%. Segment operating result turned from a loss of HK$51 million in the first half of 2001 to a profit of HK$31 million in the first half of 2002.

C. Liquidity and Financial Resources

The Group has continued to be in stable and comfortable financial position. Cash from operations in the first six months of 2002 amounted to HK$534 million as compared to HK$307 million in the same period last year. As at June 30, 2002, the Group had a current ratio of 135%, with HK$1,321 million of current assets against HK$977 million of current liabilities. Surplus funds amounted to HK$1,607 million in total, as compared to a corresponding figure of HK$1,465 million at June 30, 2001. The balance at June 30, 2002 was made up of HK$1,092 million cash and cash equivalents, and HK$515 million non-current deposits and debt securities.

The Group's only borrowing was HK$1,800 million of convertible bonds held by the Wharf group. The term of the bonds is to November 23, 2003, with interest at the rate of 4% per annum. The ratio of net debt to total assets was 7% as at June 30, 2002.

This gearing ratio was calculated as the ratio of long-term debt net of surplus funds to total assets net of surplus funds. There has not been any charges on our assets during the period reported.

The Group has only limited exposure to fluctuations in exchange rates as our operations were conducted mainly in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies is pegged.

Capital expenditures during the period amounted to HK$352 million, mainly for digital settop boxes for the Pay TV service, network construction, cable modems and related equipment for the Broadband service, and the Digital News Centre commissioned in April this year. Total capital expenditures included HK$52 million (2001: HK$57 million) of capitalised costs primarily relating to staff costs for network construction.

Future investment activities are expected to include digital settop boxes, cable modems and related equipment for the Broadband service, and network construction.

The Group believes that its surplus fund and further cash generated from operations will be sufficient to fund known upcoming capital expenditures and working capital requirements.

D. Contingent liabilities

At June 20, 2002, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks of up to HK$119 million of which only HK$17 million was utilised by the subsidiaries.

The Group is in discussion with the Inland Revenue Department regarding the deductibility of certain interest payments claimed in previous years' tax computations with estimated maximum net exposure to the Group of HK$31 million at June 30, 2002 . The outcome of the discussion is uncertain but management is of the view that there are ample grounds to support the deductibility of the interest expense.

E. Operating Environment and Competition

The weak economic conditions have caused new competitors to turn very cautious and existing competitors to retrench. Yes TV and Pacific Digital have only launched nominal services and Galaxy is not expected to be in service before next February, as part of the regulatory approval to extend the deadline for TVB to sell down its stake in

Galaxy to comply with licence conditions. At the same time, iTV has submitted an application to cease to operate.

In residential broadband, the overall market continued to mushroom but the competition has also intensified. That has resulted in our own subscriber and revenue growth slowing within the first half, after a very strong 2001which gave us robust year-on-year growth. We will need to rebuild our growth momentum in the second half of this year.

F. Prospects

The Group reported healthy overall growth in the first half of 2002 amidst a weak economy and an environment of keen competition. However, we need to be alert to the challenges ahead of us and navigate around them carefully. With no sign of an early economic recovery, the second half of 2002 will be all the more challenging.

On the Pay TV side, the World Cup project has firmly entrenched the Group's leading sports programme position. The Group has also upgraded its carriage agreement for the STAR Group's sports channels to exclusive status. Together with other exclusive rights that have been negotiated, the Group is very well placed to fend off competition from any new Pay TV operator, particularly in the area of sports, in at least the medium term.

In the meantime, our expanded network capacity brought about by digitisation has enabled us to introduce new channels and tiering packages to tap more broadly and more deeply into specific target segments of the market. By allowing more variety of individual packages, it is hoped that our pace of market penetration could be sped up further.

The pressure on Broadband subscriber and revenue growth is expected to intensify but the Group will continue to come up with innovative marketing campaigns to withstand the challenges. Early mover advantage and a favourable cost structure will enable us to compete effectively.

The weak economy is obviously affecting consumer sentiments and consumption. In such an operating environment, the Group is fortunate to have established a strong market position, a large subscriber base, a significant operating margin, a healthy cash position and robust recurring cashflow to stay very competitive. We remain confident about the future when the economic uncertainties begin to clear up.

G. Human Resources

Staff cost amounted to HK$363 million in the first half of 2002, up 3% from the same period last year. The number of staff increased by 3% from 2,482 at the beginning of the year to 2,555 at the end of the period.

The Group operates an Employee Share Option Scheme to motivate and reward staff. The Scheme was offered to all employees in February 2001. The Group has also expanded its incentive bonus schemes. Beginning in 2002, all staff have a portion of their compensation tied to the Company's and the individuals' performance.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company was not in compliance with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, at any time during the six months period ended June 30, 2002.

BOOK CLOSURE

The Register of Members will be closed from Tuesday, October 8, 2002 to Friday, October 11, 2002, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Tengis Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong, not later than 4:00 p.m. on Monday, October 7, 2002.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed Interim Results Announcement containing all the information in respect of the Company required by paragraph 46(1) to (6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Wilson W. S. Chan
Secretary

Hong Kong, August 20, 2002

Exhibit 2

i-CABLE Communications Limited Press Release relating to the interim results announcement for the half-year period ended June 30, 2002

i-CABLE COMMUNICATIONS LIMITED

Interim Results Announcement
For the half-year period ended June 30, 2002

RESILIENT PERFORMANCE IN WEAK ECONOMY

Highlights

- Turnover increased by 20% to HK$1,123 million (2001: HK$934 million)
- EBITDA increased by 29% to HK$368 million (2001: HK$284 million)
- Operating profit increased by 67% to HK$126 million (2001: HK$75 million)
- Net profit increased by 34% to HK$103 million (2001: HK$77 million)
- Earnings per share increased by 34% to 5.1 cents (2001: 3.8 cents)
- An interim dividend per share of 1.5 cents will be paid (2001: Nil)
- Cash generated from operations increased by 74% to HK$534 million (2001: HK$307 million) to enable surplus funds to reach HK$1.6 billion

Pay TV – World Cup & anti-piracy measures spurred recovery

- Subscribers grew by 12% year over year to 600,000 (2001: 537,000)
- Turnover increased by 9% to HK$877 million (2001: HK$802 million)
- ARPU increased by 2% to HK$244 (2001: HK$239)
- Monthly churn rate improved to 1.5% from 1.8% as anti-piracy measures take effect
- EBITDA decreased by 9% to HK$297 million (2001: HK$327 million)
- Operating profit exceeded budget but decreased by 17% to HK$154 million (2001: HK$185 million)
- Both turnover and operating expenses distorted by World Cup

Internet & Multimedia – Market expansion moderated by competition

- Broadband subscribers almost doubled year over year to 192,000 (2001: 100,000)
- Turnover increased by 86% to HK$246 million (2001: HK$132 million)
- ARPU declined by 5% to HK213 (2001: HK$225)
- EBITDA grew more than eightfold to HK$127 million (2001: HK$13 million); EBITDA margin rose to 52% (2001: 10%)
- Operating profit of HK$31 million reported (2001: HK$51 million loss)

i-CABLE Reports Resilient Performance in a Weak Economy

(Hong Kong, August 20, 2002) i-CABLE Communications Limited reported a 20% growth in turnover to HK$1.1 billion, a 34% growth in net profit to HK$103 million and an interim dividend of 1.5 cents for the first half of 2002, the leading integrated communications company in Hong Kong announced today.

Releasing the Group's interim results for 2002, Chairman and CEO of i-CABLE, Mr Stephen T.H. Ng, said they underlined the comparative resilience of the Group's primarily subscription-based business in a weak economy.

He said the Group's two core businesses operated in different market conditions and returned contrasting results. "The Pay TV business continued a gradual process of recovery from the decline last year caused by pirate activities to report a turnover growth of 9%. The Broadband business harvested a turnover growth of 86% from the rapid growth last year but began to encounter keener competition since the beginning of this year," he added.

Mr Ng noted that the high point in the first half of 2002 was CABLE TV's month-long live and exclusive coverage of the hugely popular 2002 FIFA World Cup. "It not only helped to break viewership, subscription and airtime sales records for us, but also put us more firmly on the broadcasting map. Our next challenge is to capitalise on that momentum in this weak economy to protect that base and to build further from it," he added.

He said anti-piracy measures continued, and were enhanced, in the first half of this year ahead of World Cup. Mr Ng said they had proven to be effective in arresting the decline in ARPU and revenue to enable Pay TV subscription revenue to recover to its previous peak in the first quarter of 2001 by the first quarter of 2002. That momentum continued into the second quarter amidst the World Cup fever.

During the first half, the subscriber base grew to 600,000 for a net gain of about 40,000 in the preceding 6 months and 63,000 in the preceding 12 months. First half ARPU recovered to HK$244 from HK$239 a year ago.

Pay TV turnover in the first half of 2002 increased by 9% over the first half of 2001 to HK$877 million with World Cup-related revenues more than compensating for the softness in non-World Cup commercial airtime sales. Net operating expenses increased by 22% to HK$581 million, primarily because of World Cup-related items which are not expected to recur. EBITDA declined by 9% to HK$297 million (with an EBITDA margin of 34%) and depreciation held steady at HK$143 million.

Operating profit declined by 17% to HK$154 million. Mr Ng expected additional upside from the World Cup to accrue in subsequent periods.

Migration to the new digital encryption platform accelerated during the first half. In addition to providing better security against unauthorised viewing, the new technology also expanded network capacity to deliver many more channels to subscribers. "We have begun to use the expanded capacity and expanded choice to enhance subscriber satisfaction and to create new revenue opportunities," he added

On Broadband service, Mr Ng said in less than two years after its launch, this core business returned a satisfactory operating profit for the Group – an accomplishment few operators around the world could achieve.

Year-on-year growth was strong due to the rapid growth last year but growth within the first half moderated as competition became keener, Mr Ng said. The Broadband subscriber base increased to 192,000 as at June 30, for a net gain of about 32,000 in the preceding 6 months and 92,000 in the preceding 12 months. ARPU declined to HK$213 from HK$225 a year ago.

In the first half of 2002, Internet & Multimedia turnover increased by 86% to HK$246 million compared to 2001 and net operating expenses were stable at HK$119 million to illustrate the high operating leverage this business enjoys. EBITDA increased to HK$127 million (from HK$13 million) for an EBITDA margin of 52% and depreciation increased by 50% to HK$96 million. An operating profit of HK$31 million was reported, representing a significant improvement of HK$82 million from the HK$51 million loss reported a year ago.

Mr Ng expected the pressure from competition to become keener. "But our early mover advantage has given us a significant headstart and we will in addition adjust our development and marketing strategies to protect our advantage," he said.

He added that by the end of June, over 1.78 million households in about 10,000 buildings throughout the territory were already covered by the Group's Broadband network, an infrastructure that can only be matched by the incumbent telephone operator's. "Furthermore, the very favourable incremental cost structure of this core business continues to provide a comfortable margin for the Group to compete with," he said.

Looking ahead, Mr Ng said the Group needed to be alert to the challenges ahead and navigate around a weak economy and an environment of keen competition carefully.

But he said the 2002 FIFA World Cup had firmly entrenched the Group's leading sports programme position. The Group has also upgraded its carriage agreement for the STAR Group's sports channels to exclusive status. "Together with other exclusive rights that have been negotiated, the Group is very well placed to fend off competition from any new Pay TV operator, particularly in the area of sports, in at least the medium term, " he added.

Furthermore, he said the Group's expanded network capacity brought about by digitisation has enabled it to introduce new channels and tiering packages to penetrate more broadly and more deeply into specific target segments of the market. "By allowing more variety of individual packages, it is hoped that our pace of market penetration could be sustained," he said.

He also said the pressure on Broadband subscriber and revenue growth is expected to become keener but the Group will continue to come up with innovative marketing campaigns to withstand the challenges. "Early mover advantage and a favourable cost structure will enable us to compete effectively," Mr Ng added.

He said the weak economy is obviously affecting consumer sentiments and consumption. "In such an operating environment, the Group is fortunate to have established a strong market position, a large subscriber base, a significant operating margin, a healthy cash position and robust recurring cashflow to stay very competitive. We remain confident about the future when the economic uncertainties begin to clear up," he said.

For further information, please contact :

Mr Garmen Chan
Vice President, External Affairs
Tel : 2112 6254
E-mail : gchan@cabletv.com.hk

Ms S.K. Chan
Senior Manager, External Affairs
Tel : 2112 6916
E-mail : skchan@cabletv.com.hk

Exhibit 99-1

Chief Executive Officer certification, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

Certification Pursuant to
Section 1350 of Chapter 63 of Title 18
of the United States Code

I, Stephen T.H. Ng, the Chief Executive Officer of i-CABLE Communications Limited (the "Company"), certify that (i) the Report of Foreign Private Issuer on Form 6-K of August 20, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Stephen T.H. Ng
August 20, 2002

Exhibit 99-2

Chief Financial Officer certification, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

Certification Pursuant to
Section 1350 of Chapter 63 of Title 18
of the United States Code

I, Samuel S.F. Wong, the Chief Financial Officer of i-CABLE Communications Limited (the "Company"), certify that (i) the Report of Foreign Private Issuer on Form 6-K of August 20, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Samuel S.F. Wong
August 20, 2002